



10031110 OMMISSION
549



RECEIVED
JUN - 7 2010
211

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parnassus Funds Distributor

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Market St. #1600
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc C. Mahon 415-778-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mah & Associates, LLP
(Name – *if individual, state last, first, middle name*)

201 California Street, Suite 411, San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc C. Mahon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parnassus Funds Distributor, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JUANITA AGUILERA
COMM. #1857663
Notary Public - California
San Francisco County
My Comm. Expires Aug. 3, 2013
NR01
NR01

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARNASSUS FUNDS DISTRIBUTOR

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2009
TOGETHER WITH
INDEPENDENT AUDITORS' REPORT



PARNASSUS FUNDS DISTRIBUTOR
DECEMBER 31, 2009

Table of Contents

Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Parnassus Funds Distributor:

We have audited the accompanying statement of financial condition of Parnassus Funds Distributor (a California corporation) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parnassus Funds Distributor at December 31, 2009, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mah & Associates, LLP

San Francisco, California
February 26, 2010
(except for Notes 1 and 2, as to which
the date is May 17, 2010)

201 CALIFORNIA, SUITE 411, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111 TEL. 415 981-1111

Parnassus Funds Distributor
Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 25,598

Liabilities and Stockholder's Equity

Liabilities	$ -
Stockholder's equity:	
Common stock, no par value, authorized 1,000,000 shares, issued 1,000 shares	$ 25,000
Retained Earnings	598
Total Stockholder's equity	$ 25,598
	$ 25,598

The accompanying notes are an integral part of these financial statements.

Parnassus Funds Distributor
Statement of Income
For the Year Ended December 31, 2009

Operating expenses	$ 24,241
Other income:	
Reimbursable income	$ 24,241
Interest income	249
	$ 24,490
Net Income	$ 249

The accompanying notes are an integral part of these financial statements.

Parnassus Funds Distributor
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock			
	Shares	Amount	Retained Earnings	Total
Balance at January 1, 2009	1,000	$ 25,000	$ 349	$ 25,349
Net Income	-	-	249	249
Balances at December 31, 2009	1,000	$ 25,000	$ 598	$ 25,598

The accompanying notes are an integral part of these financial statements.

Parnassus Funds Distributor
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net Income	$	249
Adjustments to reconcile net income to net cash provided by operating activities		-
Net Cash Provided by operating activities	$	249
Net increase in cash	$	249
Cash at beginning of year		25,349
Cash at end of year	$	25,598

The accompanying notes are an integral part of these financial statements.

Parnassus Funds Distributor

Notes to Financial Statements

December 31, 2009

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of operations

Parnassus Funds Distributor (the company or PFD) is a wholly owned subsidiary of Parnassus Investments Inc (PI). The company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The company operates under the provisions of the paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash

The company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009, cash equivalents consisted of one interest-bearing cash account.

Effective October 3, 2008 the FDIC's insurance limits increased to $250,000. The increase in federally insured limits is currently set to expire on December 31, 2013. At December 31, 2009 the Company's interest-bearing cash accounts did not exceed federally insured limits.

Income Taxes

The company files consolidated income tax returns with PI. Based on the expense allocation agreement with Parnassus Investments, allocable income tax expense including minimum franchise fee of PI to PFD is paid by PI. Thus no provision for income taxes has been recorded in these financial statements.

Revenue Recognition

Revenue from services provided by the company is recognized as services are provided to the customers.

Subsequent Events

Subsequent events have been evaluated through May 17, 2010 which is the date the financial statements were available to be issued. See Note 2.

Recent Accounting Pronouncements

The company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 855, *Subsequent Events*, and ASC 105, *Generally Accepted Accounting Principles*, effective January 1, 2009. The adoptions did not have a material impact on the financial statements.

Note 2: Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the company had net capital of $25,598 which was $20,598 in excess of its required net capital of $5,000. The company's net capital ratio was 0.0 to 1 at December 31, 2009. Schedule I, Computation of Net Capital Under Rule 15c-3-1 of The Securities and Exchange Commission, was revised on May 17, 2010 to reflect the change in the FOCUS report (Form X-17A-5) for presentation of the computation of basic net capital requirement. The change has no effect on the financial statements.

Note 3: Related Party Transactions

Effective May 1, 2008, PFD and PI entered into an expense sharing agreement, which calls for PI to pay various overhead and operating expenses of PFD. During the year ended December 31, 2009, PI paid a total amount of $24,241 for the overhead and operating expenses of PFD.

Note 4: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Current Economic Conditions

The current economic environment presents service providers with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of assets, declines in the volume of business, constraints on liquidity and difficulty in obtaining financing. The financial statements have been prepared using values and information currently available to the company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. In addition, given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments that could impact the company's ability to maintain sufficient liquidity.

SCHEDULE I

Parnassus Funds Distributor

Computation of Net Capital Under Rule 15c3-1 of The

Securities and Exchange Commission

As of December 31, 2009

Net Capital		
Total stockholder's equity	$	25,598
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital	$	25,598
Add subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings	$	25,598
Deductions/charges		-
Net capital before haircuts on securities positions	$	25,598
Haircuts on securities		-
Net Capital	$	25,598
Aggregate Indebtedness	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital	$	20,598
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	19,598
Ratio: Aggregate indebtedness to net capital		0.00 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.

The accompanying notes are an integral part of this schedule.

Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Parnassus Funds Distributor:

In planning and performing our audit of the financial statements of Parnassus Funds Distributor (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

201 CALIFORNIA, SUITE 411, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111 TEL. 415 981-1111

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2099, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mah & Associates, LLP

San Francisco, California
February 26, 2010